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                           September 6, 2022

       Stanley K. Chomer
       Chief Executive Officer
       Relay Management LLC
       3651 Lindell Rd. Suite D
       Las Vegas, NV 89103

                                                        Re: Relay Management
LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 2
                                                            Filed on August 29,
2022
                                                            File No. 024-11597

       Dear Mr. Chomer:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Janice Adeloye at 202-551-3034 or Cara Wirth at 202-551-7127 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services